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                                                                    EXHIBIT 99.3

                  [GLOBAL INDUSTRY ANALYSTS, INC. LETTERHEAD]



September 13, 1999


To Whom It May Concern:


We have reviewed the information and market estimates attributed to Global Industry Analysts, Inc. and as provided by Ashford.com, Inc. in the section entitled "Business" in its Form S-1 Registration Statement, filed August 24, 1999, and as may be amended from time to time ("S-1 Filing"). The information provided by Ashford.com, Inc. in its S-1 Filing is accurate and true, and the numbers are based on Global Industry Analysts' research. Global Industry Analysts hereby consents to Ashford.com, Inc. summarizing Global Industry Analysts' findings in the S-1 Filing.

Respectfully submitted,

Global Industry Analysts



By:  /s/ STEVE YERABATI
     -----------------------------------
     Steve Yerabati
     Director, Research Operations